Nasdaq Regulation



Eun Ah Choi
Senior Vice President
Global Head of Regulatory Operations

March 21, 2025

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 20, 2025, The Nasdaq Stock Market LLC (the "Exchange") received from Gesher Acquisition Corp. II (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

Units, each consisting of one Class A ordinary share and one-half of one redeemable warrant
Class A ordinary shares, par value $0.0001 per share
Redeemable warrants, each whole warrant exercisable for one Class A ordinary share at an exercise price of $11.50

We further certify that the security described above has been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,